October 14, 2010

VIA U.S. MAIL
Thomas J. Loftus, Esq.
John Hancock Financial Services
U.S. Wealth Management Law Department
601 Congress Street
Boston, MA 02210-2805

Re: John Hancock Life Insurance Company (U.S.A)
        Initial Registration Statement on Form F-3
        File No. 333-168694

Dear Mr. Loftus:

        The staff has reviewed the above-referenced registration statement which the
Commission received on August 9, 2010. The filing received a full review. Based on
this review, we have the following comments on the filing:

1. Cover Letter

    a. Please explain to the Staff your basis for combining multiple contracts with
    different features into one prospectus. In this regard we refer you to the Industry
    Comment Letter dated November 3, 1995 which states: "multiple prospectuses may
    be combined in a single registration statement when the prospectuses described are
    essentially identical … [f]or example…the prospectuses describe the same contract
    that is sold through different distribution channels."

    b. Please explain to the Staff your basis for filing definitive versions of the contracts
    under Rule 424 rather than in pre-effective amendments to the registration statement.

2. Calculation of Registration Fee table

    The "Amount to be registered" column should show a number, and the "Proposed
    maximum aggregate price per security" and "Proposed maximum aggregate offering
    price" columns should show dollar amounts. Please revise accordingly.

3. Cover Page

   a. Please revise the first sentence of the cover page to state that the prospectus describes a single payment <u>index-linked</u> modified guarantee deferred annuity contract.

   b. Please expand the introduction to the bulleted section by explaining that the contract pays a guaranteed rate of return that is based upon the movement of the Consumer Price Index.

   c. Please define each capitalized term the first time you use it. This comment applies here and throughout the prospectus, and is regardless of the fact that you have included a glossary.

   d. In the sentence stating that "withdrawal charges and a Market Value Adjustment may apply for a number of years," please change "a number of years" to something more specific.

   e. Please note that we will not accelerate the filing until you have added the contract's definitive marketing name(s).

   f. We note the disclosure in the middle of page ii where you state that you should not assume that information is accurate other than on the date of the particular filing. Supplementally, please identify the specific information that may change and why such a broad disclaimer is appropriate for this security.

4. About This Prospectus, page 1

   a. In the third paragraph, please clarify who is issuing the contract.

   b. Please delete the phrase "in accordance with the rules and regulations of the SEC" in the middle of the page.

5. Glossary of Special Terms, page 2

   Please add the term RMD to the glossary.

6. Overview, page 4

   In the sentence stating that "[y]ou should read carefully this entire prospectus, including its Appendices and your Contract for more detailed information," please delete the phrase "your Contract." The prospectus should disclose all material features and benefits of the contract.

7. <u>How does the Contract Work?</u>, page 4

   Please either expand the example to reflect *all* significant aspects of the contract or use a more specific heading.

8. <u>What are my investment options? Initial Term</u>, page 5

   We note your statement that the availability of Initial Terms may vary by distribution channel. Does the availability of renewal Terms also vary by distribution channel? If so, why?

9. <u>Declared Interest Rate</u>, page 5

   In light of the disclosure on the cover page that the Declared Interest Rate under the contract will never be less than [0-1%], please explain your statement that the Declared Interest Rate "will in no event be less than the minimum rate required by applicable law." Also, please clarify your reference to "applicable law."

10. <u>Indexed Crediting Rate</u>, page 5

    Your use of defined terms throughout this section makes it extremely difficult to follow. Please revise using plain English principals. In addition, please move the disclosure contained in Appendix A to the body of the prospectus.

11. <u>How the Declared Interest Rate and the Guaranteed Margin are set</u>, page 5

    Please explain the significance of the Guaranteed Margin in plain English. Also, please disclose how the Guaranteed Margin is calculated and what the basis is for including it in the MVA calculation.

12. <u>What fees and charges do I pay under the Contract?</u>, page 6

    a. Please consider including a fee table in this section.

    b. Please disclose the maximum period during which withdrawal charges will apply and how the period is determined.

    c. On page 15 you state that you may assess an administrative fee on full withdrawals. If this fee is different from the $50 Annual Fee disclosed herein, please describe the fee and the amount in this section.

    d. It is unclear why you describe "Confirmation Statements" in this section. Is there a fee for such statements? Please advise or revise.

13. <u>Confirmation Statements</u>, page 6

   Please confirm that the last sentence of the section is accurate in all jurisdictions where the contract will be sold.

14. <u>Right to Review</u>, page 6

   If true, please disclose that in certain states the company is required to refund to the purchaser total purchase payments made during the free look period, without deduction of the MVA.

15. <u>Risks Related to the Withdrawal Charge</u>, page 7

   Please prominently disclose, if true, that since the period during which withdrawal charges are assessed is renewed each time a new Term is elected, the withdrawal charges may apply (on and off) for as long as the contract owner owns the contract.

16. <u>The Historical Levels of the CPI-U are not an indication of the Future Levels of the CPI</u>, page 8

   Please define the term CPI, or, if appropriate, change it to CPI-U.

17. <u>Purchase Payment</u>, page 9

   Please rewrite the last sentence of the second to last paragraph on page 9 in plain English.

18. <u>Annuity Provisions</u>, page 12

   It would appear that footnote (1) applies to the statement that "[w]ithout our consent, the new Maturity Date may not be later than the maximum Maturity Date," rather than the statement next to which it currently appears. Please revise.

19. <u>Adjustments And Charges Upon Withdrawals</u>, page 15

   Please clarify, if true, that the administrative fee described in the first paragraph is the same as the Annual Fee.

20. <u>Market Value Adjustment</u>, pages 15-16

   Please move the disclosure in Appendix B to this section.

21. <u>Withdrawal Charge</u>, pages 16-17

   Please move the disclosure in Appendix C to this section.

22. <u>Annual Fee</u>, page 18

If accurate, please add the phrase "or annuitize" after Account Value in the last sentence of the last paragraph on page 18.

23. <u>Other</u>

We are unable to locate the disclosure required by Items 501(b)(8) and 502(b) of Regulation S-K per Items 1 and 2 of Form F-3. Please advise or revise.

24. <u>Tandy Comment</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products